Exhibit 99.1

ALEXCO RESOURCE CORP. INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2017 (unaudited)

ALEXCO RESOURCE CORP.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

AS AT

(expressed in thousands of Canadian dollars)

	Note	March 31, 2017	December 31, 2016

ASSETS

Current Assets
Cash and cash equivalents		$ 20,826	$ 20,382
Accounts and other receivables		1,882	2,938
Investments	4	2,513	1,691
Inventories		145	151
Prepaid expenses and other		612	401
		25,978	25,563

Non-Current Assets
Restricted cash and deposits	5	6,950	6,948
Inventories		5,110	5,110
Property, plant and equipment	6	13,834	13,967
Mineral properties	7	66,734	65,849
Intangible assets		166	195

Total Assets		$ 118,772	$ 117,632

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities		$ 2,207	$ 1,830
Income taxes payable		2	2
Environmental services contract loss provision		145	121
Deferred revenue		137	167
		2,491	2,120
Non-Current Liabilities
Environmental services contract loss provision		155	156
Deferred revenue		137	170
Silver streaming interest	8	18,118	18,118
Decommissioning and rehabilitation provision	9	4,926	4,955
Deferred income tax liabilities		1,283	1,440

Total Liabilities		27,110	26,959

Shareholders' Equity		91,662	90,673

Total Liabilities and Shareholders' Equity		$ 118,772	$ 117,632

COMMITMENTS	17

APPROVED ON BEHALF OF

THE BOARD OF DIRECTORS

“Terry Krepiakevich”	“Richard Zimmer”
(signed)	(signed)
______________________________	________________________
Director	Director

The accompanying notes are an integral part of these interim condensed consolidated financial statements

ALEXCO RESOURCE CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE INCOME

FOR THE THREE MONTH PERIODS ENDED MARCH 31

(expressed in thousands of Canadian dollars, except per share and share amounts)	Note	2017	2016

Revenues
Environmental Services Revenue		$ 1,935	$ 2,348

Cost of Sales
Environmental Services Costs		1,386	1,783

Total gross profit		549	565

General and administrative expenses	11	3,438	1,980
Mine site care and maintenance	12	402	522
		3,840	2,502

Operating Loss		(3,291)	(1,937)

Other Income (Expenses)
Other income		30	21
Gain on investments	4	2,258	176
Foreign exchange loss		(58)	(278)

Loss Before Taxes		(1,061)	(2,018)

Income Tax Provision (Recovery)
Current		-	-
Deferred		(129)	92

Net Loss		(932)	(2,110)

Other Comprehensive Income (Loss)
Items that may be reclassified subsequently to net income (loss)
Cumulative translation adjustments, net of tax ($33), ($252)		24	148
Gain on available-for-sale investments, net of tax	4	412	59
Recylce gain on available-for-sale investments, net of tax		(356)	-
Other Comprehensive Income		80	207

Total Comprehensive Loss		$ (852)	$ (1,903)

Basic and diluted loss per common share		$ (0.01)	$ (0.03)

Weighted average number of common shares outstanding		93,338,911	77,366,282

The accompanying notes are an integral part of these interim condensed consolidated financial statements

ALEXCO RESOURCE CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTH ENDED MARCH 31

(expressed in thousands of Canadian dollars)	2017	2016

Cash Flows from Operating Activities
Net loss	$ (932)	$ (2,110)
Items not affecting cash from operations:
Deferred revenue	(64)	(66)
Environmental services contract loss provision	24	(38)
Depreciation of property, plant and equipment	445	498
Amortization of intangible assets	28	29
Share-based compensation expense	1,142	318
Finance costs, foreign exchange and other	(500)	193
Realized gain on disposition of investments	(1,204)	(130)
Unrealized gain on investments	(1,054)	(46)
Deferred income tax provision (recovery)	(129)	92

Changes in non-cash working capital balances related to operations
Decrease in accounts and other receivables	1,075	673
(Increase) decrease in inventories	6	(43)
(Increase) in prepaid expenses and other current assets	(212)	(82)
Increase (decrease) in accounts payable and accrued liabilities	160	(371)

	(1,215)	(1,083)

Cash Flows from Investing Activities
Expenditures on mining operations properties	(41)	(25)
Expenditures on exploration and evaluation properties	(473)	(155)
Purchase of property, plant and equipment	(365)	(5)
Release of security from remediation services agreement	-	160
Proceeds from disposal of available-for-sale investments	2,003	-

	1,124	(25)

Cash Flows from Financing Activities
Proceeds from exercise of warrants	389	-
Proceeds from exercise of stock options	146	-

	535	-

Increase (decrease) in Cash and Cash Equivalents	444	(1,108)
Cash and Cash Equivalents - Beginning of Period	20,382	8,163

Cash and Cash Equivalents - End of Period	$ 20,826	$ 7,055

SUPPLEMENTAL CASH FLOW INFORMATION (see note 14)

The accompanying notes are an integral part of these interim condensed consolidated financial statements

ALEXCO RESOURCE CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(expressed in thousands of Canadian dollars)

	Common Shares
	Number of Shares	Amount	Warrants	Share Options and RSU's	Contributed Surplus	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total

Balance - December 31, 2016	92,950,194	$ 186,952	$ 2,134	$ 7,216	$ 12,880	$ (118,045)	$ (464)	$ 90,673

Net loss	-	-	-	-	-	(932)	-	(932)
Other comprehensive income	-	-	-	-	-	-	80	80
Share-based compensation expense recognized	-	-	-	1,306	-	-	-	1,306
Exercise of share options	102,999	216	-	(70)	-	-	-	146
Exercise of warrants	422,068	497	(108)	-	-	-	-	389
Share options forfeited or expired	-	-	-	(2,783)	2,783	-	-	-
Release of RSU settlement shares	221,667	298	-	(298)	-	-	-	-

Balance - March 31, 2017	93,696,928	$ 187,963	$ 2,026	$ 5,371	$ 15,663	$ (118,977)	$ (384)	$ 91,662

Balance - December 31, 2015	77,226,026	$ 168,585	$ 1,405	$ 7,378	$ 12,063	$ (113,686)	$ (712)	$ 75,033

Net loss	-	-	-	-	-	(2,110)	-	(2,110)
Other comprehensive loss	-	-	-	-	-	-	207	207
Equity offering, net of issuance costs	-	(114)		-	-	-	-	(114)
Share-based compensation expense recognized	-	-	-	387	-	-	-	387
Share options forfeited or expired	-	-	-	(323)	323	-	-	-
Release of RSU settlement shares	45,001	420	-	(420)	-	-	-	-

Balance - March 31, 2016	77,271,027	$ 168,891	$ 1,405	$ 7,022	$ 12,386	$ (115,796)	$ (505)	$ 73,403

The accompanying notes are an integral part of these interim condensed consolidated financial statements

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

1.	Description of Business and Nature of Operations

Alexco Resource Corp. (“Alexco” or the “Corporation”) was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005. Effective December 28, 2007, it was continued under the Business Corporations Act (British Columbia). The Corporation operates two principal businesses: a mining business, comprised of mineral exploration and mine development in Canada, located in the Yukon Territory; and through Alexco Environmental Group (“AEG”), an environmental services business, providing consulting, remediation solutions and project management services in respect of environmental permitting and compliance and site remediation, in Canada and the United States.

The Corporation is in the process of exploring and developing its mineral properties. The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, successful permitting, the ability of the Corporation to obtain necessary financing to complete exploration and development, and upon future profitable production or proceeds from disposition of each mineral property. Furthermore, the acquisition of title to mineral properties is a complicated and uncertain process, and while the Corporation has taken steps in accordance with common industry practice to verify its title to the mineral properties in which it has an interest, there can be no assurance that such title will ultimately be secured. The carrying amounts of mineral properties are based on costs incurred to date, adjusted for depletion and impairments, and do not necessarily represent present or future values.

In September 2013, Bellekeno mining operations were suspended in light of a sharply reduced silver price environment and have remained on care maintenance since then.

Alexco is a public company which is listed on the Toronto Stock Exchange (under the symbol AXR) and the NYSE MKT Equities Exchange (under the symbol AXU). The Corporation’s corporate head office is located at Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216, Vancouver, BC, Canada, V7X 1M9.

2.	Basis of Preparation and Statement of Compliance

These interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. These interim financial statements follow the same accounting policies and methods of computation as compared with the most recent annual financial statements, being for the year ended December 31, 2016, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Accordingly, these interim financial statements should be read in conjunction with the Corporation’s most recent annual financial statements. These interim condensed consolidated financial statements were approved for issuance by the Board of Directors on May 6, 2017.

These consolidated financial statements have been prepared on a going concern basis under the historical cost method, except for derivative financial instruments, share-based compensation and certain financial assets which have been measured at fair value. All figures are expressed in Canadian dollars unless otherwise indicated.

3.	New and Revised Accounting Standards Adopted

A number of new standards and amendments to standards and interpretations that have been issued but are not yet effective:

IFRS 9, Financial Instruments, addresses the classification, measurement and recognition of financial assets and financial liabilities. It replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement that relate to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income and fair value through profit or loss. The basis of classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change for liabilities is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income (loss) rather than in net earnings. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Corporation is currently evaluating the impact the standard is expected to have on its consolidated financial statements.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

IFRS 15, Revenue from Contracts with Customers deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18, Revenue and IAS 11, Construction contracts and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Corporation is currently evaluating the impact the standard is expected to have on its consolidated financial statements.

In January 2016, the IASB issued IFRS 16 - Leases ("IFRS 16") which replaces IAS 17 - Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Corporation is currently evaluating the impact the standard is expected to have on its consolidated financial statements.

There are no other IFRS’s or International Financial Reporting Interpretations Committee (“IFRIC”) interpretations that are not yet effective that are expected to have a material impact on the Corporation.

4.	Investments

	March 31 2017	December 31 2016

Common shares held	$ 612	$ 365
Warrants held	1,901	1,326

	$ 2,513	$1,691

As of March 31, 2017, the common shares held consist of 4,375,000 common shares of Banyan Gold Corp. (“Banyan”) (December 31, 2016 - nil). As of March 31, 2017, the warrants held consist of 4,375,000 warrants of Banyan (December 31, 2016 - nil) with an exercise price of $0.115 and 1,125,000 warrants of Golden Predator Mining Corp. (“Golden Predator”) (December 31, 2016 - 2,125,000) with exercise prices ranging between $0.15 and $0.21 per share.

During the three month period ended March 31, 2017, the Corporation recorded a gain on investments in the amount of the $2,258,000 (2016 - $176,000). The gain on investments consists of a realized a pre-tax gain on the sale of Golden Predator shares in the amount $1,204,000 (2016 - $129,000) and a fair value measurement adjustment on warrants held in Banyan and Golden Predator in the amount of $1,054,000 (2016 - $46,000). The Corporation also recorded in other comprehensive income a fair value adjustment gain, net of tax of $412,000 (2016 - $59,000) on common shares held in Banyan.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

5.	Restricted Cash and Deposits
	March 31 2017	December 31 2016

Security for remediation services agreement	$ 529	$ 534
Security for decommissioning obligations	6,335	6,328
Other	86	86

	$6,950	$6,948

As at March 31, 2017, security for remediation services agreement was $529,000 (US$398,000) (2016 -$534,000; US$398,000). This represents security that has been posted by AEG US in support of a cost performance commitment provided under an environmental consulting and remediation services agreement with a third party customer and is expected to be held for a period up to two years.

As at March 31, 2017, security for decommissioning obligations was $6,335,000 (2016 - $6,328,000). This represents security for costs that are expected to be required in respect of future reclamation and closure activities at the end of the life of the Bellekeno, Flame & Moth, Lucky Queen and Onek deposits.

6.	Property, Plant and Equipment
Cost	Land and Buildings	Camp, Roads, and Other Site	Ore Processing Mill	Heavy Machinery and Equipment	Leasehold Improvements & Other	Total

December 31, 2016	$ 1,364	$ 5,213	$ 20,296	$ 6,652	$ 1,394	$ 34,919
Additions	349	-	-	-	18	367
Decommission change in estimate	-	-	(22)	-	-	(22)

March 31, 2017	$ 1,713	$ 5,213	$ 20,274	$ 6,652	$ 1,412	$ 35,265

Accumulated Depreciation	Land and Buildings	Camp, Roads, and Other Site	Ore Processing Mill	Heavy Machinery and Equipment	Leasehold Improvements & Other	Total

December 31, 2016	$ 275	$ 4,356	$ 8,828	$ 6,254	$ 1,239	$ 20,952
Depreciation	17	83	260	109	10	479
Disposal	-	-	-	(47)	-	-

March 31, 2017	$ 292	$ 4,439	$ 9,088	$ 6,363	$ 1,249	$ 21,431

Net book Value	Land and Buildings	Camp, Roads, and Other Site	Ore Processing Mill	Heavy Machinery and Equipment	Leasehold Improvements & Other	Total

December 31, 2016	$ 1,089	$ 857	$ 11,468	$ 398	$ 155	$ 13,967

March 31, 2017	$ 1,421	$ 774	$ 11,187	$ 289	$ 163	$ 13,834

During the three month period ended March 31, 2017, the Corporation recorded total depreciation of property, plant and equipment of $479,000 (2016 - $532,000), of which $445,000 (2016 - $498,000) has been charged to income with $49,000 (2016 - $60,000) recorded in environmental services cost of sales and $396,000 (2016 - $438,000) reflected under general expenses and mine site care and maintenance.

Of the balance, $34,000 (2016 - $34,000) was related to property, plant and equipment used in exploration activities and has been capitalized to mineral properties.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

7.	Mineral Properties

	December 31 2016	Expenditures Incurred	March 31 2017

Mineral Properties
Keno Hill District Properties
Bellekeno	$ 8,804	$ 7	$ 8,811
Lucky Queen	2,113	40	2,153
Onek	321	4	325
McQuesten[i]	3,814	20	3,834
Silver King	7,154	-	7,154
Flame & Moth	21,966	134	22,100
Bermingham	15,193	680	15,873
Elsa Tailings	884	-	884
Other Keno Hill Properties	5,410	-	5,410
Other	190	-	190

Total	$ 65,849	$ 885	$ 66,734

	December 31 2015	Expenditures Incurred	December 31 2016

Mineral Properties
Keno Hill District Properties
Bellekeno	$ 8,833	$ (29)	$ 8,804
Lucky Queen	1,958	155	2,113
Onek	289	32	321
McQuesten	3,794	20	3,814
Silver King	7,154	-	7,154
Flame & Moth	20,912	1,054	21,966
Bermingham	11,059	4,134	15,193
Elsa Tailings	884	-	884
Other Keno Hill Properties	5,410	-	5,410
Other	190	-	190

Total	$ 60,483	$ 5,366	$ 65,849

(i) During the quarter the Corporation entered into a non-binding Letter Agreement with Banyan Gold Corp. (“Banyan”) to option up to 100% the McQuesten property. In three stages, Banyan may earn up to 100% of the McQuesten property, by incurring a minimum of $2,600,000 in exploration expenditures, issue 1,600,000 shares, pay a total of $2,600,000 in cash or shares and grant Alexco a 6% net smelter return (“NSR”) royalty with buybacks totalling $7,000,000 to reduce to a 1% NSR royalty on gold and 3% NSR royalty on silver (see note 4).

	Mining Operations Properties	Exploration and Evaluation Properties	Total

March 31, 2017
Cost	$ 130,216	$ 62,455	$ 192,671
Accumulated depletion and write-downs	(118,927)	(7,010)	(125,937)
Net book value	$ 11,289	$ 55,445	$ 66,734

December 31, 2016
Cost	$ 130,165	$ 61,621	$ 191,786
Accumulated depletion and write-downs	(118,927)	(7,010)	(125,937)
Net book value	$ 11,238	$ 54,611	$ 65,849

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

8.	Silver Streaming Interest

On October 2, 2008 (with subsequent amendments on October 20, 2008, December 10, 2008, December 22, 2009, March 31, 2010, January 15, 2013, March 11, 2014 and June 16, 2014), the Corporation entered into a silver purchase agreement (the "SPA") with Silver Wheaton Corp. (“Silver Wheaton”) under which Silver Wheaton will receive 25% of the life of mine payable silver produced by the Corporation from its Keno Hill Silver District properties. The SPA anticipated that the initial silver deliveries would come from the Bellekeno property. Under the SPA, the Corporation received up-front deposit payments from Silver Wheaton totaling US$50,000,000, and received further payments of the lesser of US$3.90 (increasing by 1% per annum after the third year of full production) and the prevailing market price for each ounce of payable silver delivered, if as and when delivered. After the initial 40 year term of the SPA, the Corporation is required to refund the balance of any advance payments received and not yet reduced through silver deliveries. The Corporation would also be required to refund the balance of advance payments received and not yet reduced if Silver Wheaton exercised its right to terminate the SPA in an event of default by the Corporation. As of September 2013, Bellekeno mining operations were suspended in light of a low silver price environment.

On March 29, 2017 the Corporation and Silver Wheaton amended the SPA (the “Amended SPA”), originally dated October 2, 2008, such that Silver Wheaton will continue to receive 25% of the life of mine payable silver from the Keno Hill Silver District with a variable production payment (originally US$3.90 per ounce fixed) based on monthly silver head grade and monthly silver price. The actual monthly production payment from Silver Wheaton will be determined based on a silver grade and pricing curve governed by an upper ceiling grade of 1,400 grams per tonne (“g/t”) and a price of US$25 per ounce of silver and a floor grade of 600 g/t and a price of US$13 per ounce of silver with the production payment being calculated as a percentage of the average silver spot price. Additional terms of the amendment include a date for completion of the 400 tonne per day mine and mill completion test, which has now been extended to December 31, 2019. If the completion test is not satisfied by December 31, 2019, the Corporation will be required to pay a capacity related refund to Silver Wheaton in the maximum amount of US$8,788,000, which can be further reduced by mine production and mill throughput exceeding 322 tonnes per day for a 30 day period prior to December 31, 2019.

In consideration of the foregoing amendments, the Corporation agreed to issue 3,000,000 shares to Silver Wheaton with a fair value of US$4,934,948 as a reduction to the original $50,000,000 deposit, which has been recorded in the second quarter of 2017 when the Amended SPA was completed.

9.	Decommissioning and Rehabilitation Provision
	March 31 2017	December 31 2016

Balance - beginning of period	$ 4,955	$ 5,111

Decrease due to re-estimation	(45)	(220)
Accretion expense, included in finance costs	16	64

Balance - end of period	$ 4,926	$ 4,955

The Corporation’s decommissioning and rehabilitation provision consists of costs expected to be incurred in respect of future reclamation and closure activities at the end of the life of the Bellekeno, Flame & Moth, Lucky Queen and Onek mines. These activities include water treatment, land rehabilitation, ongoing care and maintenance and other reclamation and closure related requirements. The $6.3 million currently posted is included in the Corporation’s non-current restricted cash and deposits.

The total inflation adjusted estimated cash flows required to settle the decommissioning and rehabilitation provision is estimated to be $5,938,000 (December 31, 2016 - $6,056,000), with the expenditures expected to be incurred substantially over the course of the next 18 years. In determining the carrying value of the decommissioning and rehabilitation provision as at March 31, 2017, the Corporation has used a risk-free discount rate of 2.0% (December 31, 2016 - 2.1%) and an inflation rate of 2.0% (December 31, 2016 - 2.0%) resulting in a discounted amount of $4,926,000 (December 31, 2016 - $4,955,000).

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

10.	Capital and Reserves

Shareholders’ Equity

The following share transactions took place in the three month period ended March 31, 2017:

1.	102,999 stock options were exercised for proceeds of $146,000.

2.	422,068 warrants were exercised for proceeds of $389,000.

3.	221,667 common shares were issued from treasury on the vesting of restricted share units (“RSUs”).

On July 29, 2016 the Corporation filed a short form base shelf prospectus with the securities commissions in each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and a corresponding amendment to its registration statement on Form F-10 (Registration Statement) with the United States Securities and Exchange Commission (SEC) under the U.S./Canada Multijurisdictional Disclosure System, which would allow the Corporation to make offerings of common shares, warrants, subscription receipts and/or units up to an aggregate total of $50,000,000 during the 25-month period following July 29, 2016.

The changes in warrants outstanding are summarized as follows:

Expiry Date	Exercise Price	Balance at December 31, 2016	Exercised	Balance at March 31, 2017
December 8, 2017	$0.53	323,362	(286,552)	36,811
May 17, 2018	$1.75	5,008,336	(135,516)	4,872,820
May 17, 2018	$1.49	60,900	-	60,900

	$1.67	5,392,598	(422,068)	4,970,530

Equity Incentive Plan

At the Corporations annual general meeting held June 9, 2016, the shareholders approved a new equity incentive plan (the “Equity Incentive Plan”), under which the aggregate number of common shares issuable on the exercise of stock options or issuance of RSUs cannot exceed 10% of the number of common shares issued and outstanding. As at March 31, 2017, a total of 6,580,999 stock options and 466,277 RSUs were outstanding under the New Plan and a total of 2,647,417 remain available for future grants.

Incentive Stock Options

Stock options under the Equity Incentive Plan have a maximum term of five years, vesting 25% upon granting and 25% each six months thereafter. The exercise price may not be less than the immediately preceding five day volume weighted average price of the Corporation’s common shares traded through the facilities of the exchange on which the Corporation’s common shares are listed.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

The changes in incentive share options outstanding are summarized as follows:

	Weighted average exercise price	Number of shares issued or issuable on exercise	Amount

Balance - December 31, 2016	$2.48	6,175,995	$ 6,996

Stock options granted	$2.32	1,603,500	-
Share based compensation expense	-	-	1,045
Options exercised	$1.42	(102,999)	(70)
Options forfeited or expired	$4.87	(1,095,497)	(2,783)

Balance - March 31, 2017	$2.06	6,580,999	$ 5,188

Balance - December 31, 2015	$3.20	4,444,497	$ 6,906

Stock options granted	$1.11	2,537,500	-
Share based compensation expense	-	-	1,018
Options exercised	$0.72	(316,669)	(111)
Options forfeited or expired	$3.01	(489,333)	(817)

Balance - December 31, 2016	$2.48	6,175,995	$ 6,996

During the three month period ended March 31, 2017, the fair value of options at the date of grant was estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate of 1.02% (2016 - 0.51%) per annum, an expected life of options of 4 years (2016 - 4 years), an expected volatility of 73% based on historical volatility (2016 - 69%), an expected forfeiture rate of 2% (2016 - 5%) and no expected dividends (2016 - nil).

Incentive share options outstanding and exercisable at March 31, 2017 are summarized as follows:

	Options Outstanding			Options Exercisable
Exercise Price	Number of Shares Issuable on Exercise	Average Remaining Life (Years)	Average Exercise Price	Number of Shares Issuable on Exercise	Average Exercise Price

$0.60	35,000	2.71	$ 0.60	23,333	$ 0.60
$0.60	1,104,666	2.87	$ 0.60	1,104,666	$ 0.60
$0.84	1,650,833	3.87	$ 0.84	1,100,555	$ 0.84
$1.73	600,000	4.19	$ 1.73	300,000	$ 1.73
$1.78	150,000	4.25	$ 1.78	75,000	$ 1.78
$1.94	521,500	1.87	$ 1.94	521,500	$ 1.94
$2.32	1,603,500	4.84	$ 2.32	400,875	$ 2.32
$4.16	351,000	0.81	$ 4.16	351,000	$ 4.16
$7.10	561,000	0.79	$ 7.10	561,000	$ 7.10
$8.13	3,500	1.11	$ 8.13	3,500	$ 8.13

	6,580,999	2.21	$ 2.06	4,441,429	$ 2.18

The weighted average share price at the date of exercise for options exercised during the three month period ended March 31, 2017 was $2.22 (2016 - n/a).

During the three month period ended March 31, 2017, the Corporation recorded total share-based compensation expense of $1,045,000 (2016 - $337,000), which related to incentive share options, of which $165,000 (2016 - $69,000) is recorded to mineral properties and $880,000 (2016 - $268,000) has been charged to income.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Restricted Share Units

RSUs vest one-third upon granting and one third on each of the first and second anniversary dates of the grant date. As at March 31, 2017, a total of 466,284 RSUs were outstanding.

The changes in RSUs outstanding are summarized as follows:

	Number of shares issued or issuable on vesting	Amount

Balance - December 31, 2016	452,951	$ 220

RSUs granted	235,000	-
Share-based compensation expense recognized	-	261
RSUs vested	(221,667)	(298)

Balance - March 31, 2017	466,284	$ 183

Balance - December 31, 2015	360,904	$ 472

RSUs granted	295,000	-
Share-based compensation expense recognized	-	50
RSUs vested	(45,001)	(420)

Balance - March 31, 2016	610,902	$ 102

During the three month period ended March 31, 2017 the Corporation granted a total of 235,000 RSUs (2016 - 295,000), with a total grant-date fair value determined to be $545,000 (2016 - $268,000). Included in general and administrative expenses for the three month period ended March 31, 2017 is share-based compensation expense of $261,000 (2016 - $50,000) related to RSU awards.

The weighted average share price at the date of vesting for RSUs during the three month period ended March 31, 2017 was $2.55 (2016 - $1.03).

11.	General and Administrative Expenses by Nature of Expense

The Corporation recorded general and administrative expenses for the three month periods ended March 31, 2017 and 2016 as follows:

Corporate	2017	2016

General and administrative expenses
Depreciation	$ 19	$ 14
Amortization of intangible assets	3	3
Business development and investor relations	61	59
Office, operating and non-operating overheads	174	130
Professional and advisory	381	80
Regulatory	125	91
Salaries and contractors	753	357
Share-based compensation	1,118	211
Travel	51	33

	$ 2,685	$ 978

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Environmental Services	2017	2016

General and administrative expenses
Depreciation	$ 4	$ 11
Amortization of intangible assets	25	25
Business development and investor relations	91	19
Office, operating and non-operating overheads	194	202
Professional	8	19
Salaries and contractors	409	614
Share-based compensation	-	99
Travel	22	13

	$ 753	$ 1,002

Total General and Administrative Expenses	$ 3,438	$ 1,980

12.	Mine Site Care and Maintenance

The Corporation recorded mine site care and maintenance expenses for the three month periods ended March 31, 2017 and 2016 as follows:

	2017	2016

Mine site care and maintenance
Depreciation	$ 368	$ 411
Office, operating and non-operating overheads	34	73
Other expenses	-	38

	$ 402	$ 522

13.	Financial Instruments

Financial Assets and Liabilities

Information regarding the carrying amounts of the Corporation’s financial assets and liabilities is summarized as follows:

	Fair Value Hierarchy Classification	March 31 2017	December 31 2016

Fair value through profit or loss
Warrants held-for-trading	Level 2	$ 1,901	$ 1,326

Available-for-sale
Investment in marketable securities	Level 1	$ 612	$ 365
		$ 2,513	$ 1,891

During the three month period ended March 31, 2017, the fair value of warrants were estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate of 0.75% (2016 - 0.54%) per annum, an expected life of options of 2.08 years (2016 - 1.92), an expected volatility of 122.97% (2016 - 72.26%) based on historical volatility and no expected dividends (2016 - nil).

The carrying amounts of all of the Corporation’s financial assets and liabilities reasonably approximate their fair values.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

14.	Supplemental Cash Flow Information

Supplemental cash flow information with respect to the three month periods ended March 31, 2017 and 2016 is summarized as follows:

	2017	2016

Operating Cash Flows Arising From Interest and Taxes
Interest received	$ 11	$ 12

Non-Cash Investing and Financing Transactions
Capitalization of share-based compensation to mineral properties	$ 165	$ 69
Capitalization of depreciation to mineral properties	$ 34	$ 34
Capitalization of re-estimation of decommissioning and rehabilitation provision	$ (23)	$ (8)
Increase (decrease) in non-cash working capital related to:
Mining operations properties	$ 15	$ (3)
Exploration and evaluation properties	$ 181	$ (20)

15.	Segmented Information

The Corporation had two operating segments during the three month periods ended March 31, 2017 and 2016, being environmental services carried out through AEG, providing consulting and project management services in respect of environmental permitting and compliance and site remediation and reclamation; and mining operations, including care and maintenance of the operating Bellekeno mine, producing silver, lead and zinc in the form of concentrates (suspended in September 2013), as well includes exploration and evaluation activities. The Corporation’s executive head office and general corporate administration are included within ‘Corporate and other’ to reconcile the reportable segments to the consolidated financial statements. An operating segment is a component of an entity that engages in business activities, operating results are reviewed with respect to resource allocation and for which discrete financial information is available. Inter-segment transactions are recorded at amounts that reflect normal third-party terms and conditions, with inter-segment profits eliminated from the cost base of the segment incurring the charge. Revenue from non-Canadian customers of both operating segments was derived primarily from the United States.

Segmented information as at and for the three month periods ended March 31, 2017 and 2016 is summarized as follows:

As at and for the three months ended March 31, 2017	Environmental Services	Mining	Corporate and Other	Total

Segment revenues
External customers
Canadian	$ 1,355	$ -	$ -	$ 1,355
Non-Canadian	580	-	-	580
Total revenues as reported	1,935	-	-	1,935

Cost of sales	1,386	-	-	1,386
Depreciation and amortization	29	-	22	51
Share-based compensation	-	-	1,118	1,118
Other G&A expenses	723	9	1,537	2,269
Mine site care and maintenance	-	402	-	402
Foreign exchange loss	-	-	58	58
Gain on investments			(2,258)	(2,258)
Other (income) loss	-	16	(46)	(30)

Segment loss before taxes	$ (203)	$ (427)	$ (431)	$ (1,061)(i)

Total assets	$ 5,394	$ 91,914	$ 21,464	$ 118,772
Total liabilities	$ 1,104	$ 24,680	$ 1,326	$ 27,110

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

As at and for the three months ended March 31, 2016	Environmental Services	Mining	Corporate and Other	Total

Segment revenues
External customers
Canadian	$ 1,724	$ -	$ -	$ 1,724
Non-Canadian	624	-	-	624
Total revenues as reported	2,348	-	-	2,348

Cost of sales	1,783	-	-	1,783
Depreciation and amortization	36	-	17	53
Share-based compensation	99	-	211	310
Other G&A expenses	857	(10)	752	1,599
Mine site care and maintenance	-	522	-	522
Foreign exchange gain	-	-	(278)	(278)
Other income	-	13	(192)	(179)

Segment loss before taxes	$ (427)	$ (525)	$ (1,066)	$ (2,018)(i)

Total assets	$ 8,588	$ 85,653	$ 6,121	$ 100,362
Total liabilities	$ 1,878	$ 24,065	$ 1,016	$ 26,959

(i)	Represents consolidated loss before taxes.

For the three month periods ended March 31, 2017, revenue from two customers of the Corporation’s Environmental Services segment represents approximately $1,240,000 of the Corporation’s consolidated revenue.

16.	Related Party Transactions

The Corporation’s related parties include its subsidiaries and key management personnel. Key management personnel compensation for the three month periods ended March 31, 2017 and 2016 was as follows:

(a)	Key Management Personnel Compensation

	2017	2016

Salaries and other short-term benefits	$ 765	$ 444
Share-based compensation	942	282
	$ 1,707	$ 726

Key management includes the Corporation’s Board of Directors and members of senior management.

17.	Commitments

As at March 31, 2017, the Corporation’s contractual obligations are as follows:

(a)	The Corporation has entered into various operating lease contracts for office space, motor vehicles and office equipment. The future minimum payments under these leases as are as follows:
2017	236
2018	230
Thereafter	266

$ 732

(b)	The Corporation’s other contractual obligations, including with respect to capital asset expenditures, totaled approximately $276,000.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

18.	Subsequent Events
a)	On April 10, 2017 the Corporation issued 3,000,000 shares to Silver Wheaton pursuant to the amended Silver Purchase Agreement (see Note 8). In addition the Corporation issued 250,000 common shares as part of an advisory fee related to the Silver Wheaton amended SPA.